SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __x__   Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____   No __x__

Alcon, Inc. Revises Sales Presentation

In 2003, Alcon, Inc. revised its presentation of certain sales information to more closely reflect the manner in which it reviews its business. Alcon assesses sales performance by therapeutic category, rather than by sales from specific products. This presentation also reflects certain reclassifications of sales by category. The more significant changes include:

- Reclassifying sales of steroids from Other Pharmaceuticals to Infection/Inflammation Products,
- Reclassifying refractive service sales from Other Surgical to Refractive Products, and
- Reclassifying Viscoelastics and the remainder of Other Surgical to Cat/Vit Products.

For comparative purposes, the table below presents information for 2002 and 2001 in the revised format.

(in millions)	Q1		Q2		Q3		Q4		Full Year	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Infection/Inflammation Products	$ 108.6	$ 102.8	$ 116.5	$ 107.2	$ 109.9	$ 99.3	$ 111.0	$ 94.6	$ 446.0	$ 403.9
Glaucoma Products	80.3	67.0	89.6	67.2	87.2	68.6	92.5	73.3	349.6	276.1
Allergy Products	47.8	31.2	87.1	82.3	50.6	38.2	37.6	29.5	223.1	181.2
Otic Products	13.8	10.1	26.2	23.7	36.3	24.6	13.3	10.8	89.6	69.2
Other Pharmaceuticals/Rebates	(2.2)	3.0	(6.7)	(4.2)	(3.4)	(0.3)	(5.8)	(1.2)	(18.1)	(2.7)
Total Pharmaceuticals	**248.3**	**214.1**	**312.7**	**276.2**	**280.6**	**230.4**	**248.6**	**207.0**	**1,090.2**	**927.7**
IOLs	101.6	97.6	113.5	104.1	104.3	94.5	118.3	109.2	437.7	405.4
Cat/Vit Products	216.0	210.5	238.5	220.8	222.3	207.7	250.2	225.6	927.0	864.6
Refractive Products	19.8	16.7	19.4	26.4	17.9	23.6	16.7	21.0	73.8	87.7
Total Surgical	**337.4**	**324.8**	**371.4**	**351.3**	**344.5**	**325.8**	**385.2**	**355.8**	**1,438.5**	**1,357.7**
Contact Lens Disinfectants	70.4	63.1	68.4	65.4	68.2	69.5	68.2	62.6	275.2	260.6
Artificial Tears	24.2	24.7	27.1	24.7	24.0	24.8	23.9	22.3	99.2	96.5
Other	26.2	28.1	29.9	28.3	26.6	25.9	23.3	22.9	106.0	105.2
Total Consumer	**120.8**	**115.9**	**125.4**	**118.4**	**118.8**	**120.2**	**115.4**	**107.8**	**480.4**	**462.3**
Total Sales	**$ 706.5**	**$ 654.8**	**$ 809.5**	**$ 745.9**	**$ 743.9**	**$ 676.4**	**$ 749.2**	**$ 670.6**	**$ 3,009.1**	**$ 2,747.7**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.

(Registrant)

Date April 24, 2003   By   /s/ Guido Koller

Name: Guido Koller

Title: Senior Vice-President

Date April 24, 2003   By   /s/ Martin Schneider

Name: Martin Schneider

Title: Attorney-in-Fact